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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

GOLDEN TELECOM, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

38122G107

(CUSIP Number)

Vladimir Lechtman

Jones Day

51 Louisiana Avenue, N.W.

Washington, D.C. 20001

(202) 879-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 38122G107	SCHEDULE 13D	Page 2 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

SUNBIRD LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cyprus

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

10,731,707*
8. Shared Voting Power

0
9. Sole Dispositive Power

10,731,707*
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,731,707*
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11)

29.2%
14.	Type of Reporting Person (See Instructions)

HC

*	See Items 5 and 6 hereof.

CUSIP No. 38122G107	SCHEDULE 13D	Page 3 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

YIELDCARE LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cyprus

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

10,731,707*
8. Shared Voting Power

0
9. Sole Dispositive Power

10,731,707*
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,731,707*
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11)

29.2%
14.	Type of Reporting Person (See Instructions)

HC

*	See Items 5 and 6 hereof.

CUSIP NO. 38122G107	SCHEDULE 13D	Page 4 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

ALTIMO HOLDINGS & INVESTMENTS LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

10,731,707*
8. Shared Voting Power

0
9. Sole Dispositive Power

10,731,707*
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,731,707*
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11)

29.2%
14.	Type of Reporting Person (See Instructions)

HC

*	See Items 5 and 6 hereof.

CUSIP No. 38122G107	SCHEDULE 13D	Page 5 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

CTF HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Gibraltar

Number Of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power

10,731,707*
8. Shared Voting Power

0
9. Sole Dispositive Power

10,731,707*
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,731,707*
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11)

29.2%
14.	Type of Reporting Person (See Instructions)

HC

*	See Items 5 and 6 hereof.

CUSIP No. 38122G107	SCHEDULE 13D	Page 6 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

CROWN FINANCE FOUNDATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Liechtenstein

Number Of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

10,731,707*
8. Shared Voting Power

0
9. Sole Dispositive Power

10,731,707*
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,731,707*
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11)

29.2%
14.	Type of Reporting Person (See Instructions)

OO

*	See Items 5 and 6 hereof.

SCHEDULE 13D	Page 7 of 17

Introductory Statement

This Amendment No. 12 to the Statement on Schedule 13D (this “Amendment”) relates to shares of common stock, $0.01 par value per share (the “Shares”), of Golden Telecom, Inc. (the “Issuer”). This Amendment No. 12 supplementally amends the initial Statement on Schedule 13D, dated May 21, 2001; Amendment No. 1 thereto, dated July 20, 2001; Amendment No. 2 thereto, dated September 13, 2001; Amendment No. 3 thereto, dated February 28, 2002; Amendment No. 4 thereto, dated September 9, 2002; Amendment No. 5 thereto, dated November 6, 2002; Amendment No. 6 thereto, dated April 10, 2003; Amendment No. 7 thereto, dated August 29, 2003; Amendment No. 8 thereto, dated December 24, 2003; Amendment No. 9 thereto, dated August 19, 2004; Amendment No. 10 thereto, dated November 13, 2006, and Amendment No. 11 thereto, dated December 6, 2006 (collectively, the “Initial Statement” and together with this Amendment, the “Statement”), filed by the Reporting Persons (as defined below) and certain other entities. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Initial Statement. Except as provided herein, this Amendment does not modify any of the information previously reported in the Initial Statement.

Item 1.	Security and Issuer

No changes.

Item 2.	Identity and Background

This Amendment is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Sunbird Limited;

(ii)	Yieldcare Limited;

(iii)	Altimo Holdings & Investments Ltd.;

(iv)	CTF Holdings Limited; and

(v)	Crown Finance Foundation.

This Amendment relates to the Shares of the Issuer held of record by Sunbird Limited. The agreement between the Reporting Persons relating to the joint filing of this Amendment is referenced as Exhibit A hereto.

The Reporting Persons

Sunbird Limited (“Sunbird”) is a Cyprus company with its principal address at Themistokli Dervi, 5, Elenion Building, 2nd floor, P.C. 1066, Nicosia, Cyprus. The principal

SCHEDULE 13D	Page 8 of 17

business of Sunbird is to function as a holding company. Current information concerning the identity and background of the directors and officers of Sunbird is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Yieldcare Limited (“Yieldcare”) is a Cyprus company with its principal address at Themistokli Dervi, 5, Elenion Building, 2nd floor, P.C. 1066, Nicosia, Cyprus. The principal business of Yieldcare is to function as a holding company. Yieldcare is the sole shareholder of Sunbird, and in such capacity may be deemed to be the beneficial owner of the Shares of the Issuer held directly by Sunbird. Current information concerning the identity and background of the directors and officers of Yieldcare is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Altimo Holdings & Investments Ltd. (formerly known as Alfa Telecom Limited) (“Altimo”) is a British Virgin Islands company with its principal address at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The principal business of Altimo is to act as a holding company. Altimo is the sole shareholder of Yieldcare, and in such capacity, may be deemed to be the beneficial owner of the Shares of the Issuer held directly by Sunbird. Current information regarding the identity and background of the directors and officers of Altimo is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CTF Holdings Limited (“CTF Holdings”) is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings is the majority owner of Cotesmore Holdings Limited, a Bahamas corporation (“Cotesmore”), Laketown Services Limited, an Isle of Man corporation (“Laketown”), and Bardsley Investment Corp., a British Virgin Islands corporation (“Bardsley” and, together with Cotesmore and Laketown, the “Holding Companies”). Collectively, the Holding Companies own a majority of the shares of Altimo. As a consequence of its majority ownership of the Holding Companies, CTF Holdings may be deemed to have the power to direct the voting of a majority of the shares of Altimo and may therefore be deemed to be the beneficial owner of the Shares of the Issuer held directly by Sunbird. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Crown Finance Foundation (“Crown Finance”) is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the Shares of the Issuer held directly by Sunbird. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

SCHEDULE 13D	Page 9 of 17

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

No changes.

Item 4.	Purpose of Transaction

No changes.

Item 5.	Interest in Securities of the Issuer

(a) Part (i) of Item 5(a) is hereby amended and restated in its entirety as follows: (i) Each of the Reporting Persons may be deemed to be the beneficial owner of the 10,731,707 Shares of the Issuer held directly by Sunbird (representing approximately 29.2% of the total number of the Shares outstanding). This percentage is calculated on the basis of the Issuer having 36,722,015 Shares issued and outstanding as of May 7, 2007, as reported by the Issuer in its most recent quarterly report on Form 10-Q filed May 15, 2007). To the best of the Reporting Persons’ knowledge, other than the Reporting Persons, and except as noted in Annex A hereto, which is incorporated herein by reference in response to this Item 5(a), none of the persons named in Item 2 beneficially owns any Shares.

(b) No changes.

(c) Except as otherwise stated herein, to the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to the Shares since the last filing on Schedule 13D by any of the persons named in response to Item 2.

(d) No changes.

(e) No changes.

SCHEDULE 13D	Page 10 of 17

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended by adding the following: As reported on Amendment No. 11 to Schedule 13D, dated December 6, 2006, filed by the Reporting Persons, Sunbird and OAO “Alfa-Bank” an open joint stock company organized under the laws of the Russian Federation (“Alfa-Bank”), entered into (i) a loan agreement, dated November 28, 2006, pursuant to which Sunbird borrowed $195,000,000 from Alfa-Bank (the “Loan Agreement”) and (ii) a pledge agreement, dated November 28, 2006, pursuant to which Sunbird pledged to Alfa-Bank 10,731,707 Shares of the Issuer to secure Sunbird’s obligations under the Loan Agreement (the “Pledge Agreement”). A copy of the Loan Agreement and the Pledge Agreement were attached to said Amendment No. 11 to Schedule 13D and are incorporated herein by reference. On June 20, 2007, Sunbird and Alfa-Bank executed (i) an amendment to the Loan Agreement pursuant to which Alfa-Bank agreed to lend to Sunbird up to an additional $31,000,000, for a total amount of $226,000,000 (the “Loan Agreement Amendment”), and (ii) an amendment to the Pledge Agreement pursuant to which the Pledge Agreement was amended to provide that the Shares of the Issuer pledged by Sunbird to Alfa-Bank under the Pledge Agreement would secure the total amount owed by Sunbird to Alfa-Bank under the Loan Agreement as amended by the Loan Agreement Amendment (the “Pledge Agreement Amendment”). A copy of the Loan Agreement Amendment and Pledge Agreement Amendment are attached hereto as Exhibit B and Exhibit C, respectively, and are incorporated herein by reference. The foregoing description of the Loan Agreement, Pledge Agreement, Loan Agreement Amendment, and Pledge Agreement Amendment do not purport to be complete and are qualified in their entirety by the terms of the Loan Agreement, Pledge Agreement, Loan Agreement Amendment, and Pledge Agreement Amendment, respectively, which are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D	Page 11 of 17

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete, and correct.

SUNBIRD LIMITED

June 27, 2007
Date

/s/ Franz Wolf
Signature

Franz Wolf, Attorney-in-fact
Name/Title

YIELDCARE LIMITED

June 27, 2007
Date

/s/ Franz Wolf
Signature

Franz Wolf, Attorney-in-fact
Name/Title

ALTIMO HOLDINGS & INVESTMENTS LTD.

June 27, 2007
Date

/s/ Franz Wolf
Signature

Franz Wolf, Director
Name/Title

SCHEDULE 13D	Page 12 of 17

CTF HOLDINGS LIMITED

June 27, 2007
Date

/s/ Franz Wolf
Signature

Franz Wolf, Director
Name/Title

CROWN FINANCE FOUNDATION

June 27, 2007
Date

/s/ Franz Wolf
Signature

Franz Wolf, Attorney-in-fact
Name/Title

SCHEDULE 13D	Page 13 of 17

ANNEX A

Directors and Officers of Sunbird Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Charalambos Michaelides, Director (Cyprus)	Chartered Accountant	Themistokli Dervi, 5 Elenion Building, 2nd floor, P.C. 1066 Nicosia, Cyprus

Stella Herodotou, Director (Cyprus)	Accountant	Themistokli Dervi, 5 Elenion Building, 2nd floor, P.C. 1066 Nicosia, Cyprus

Directors and Officers of Yieldcare Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Sophia Ioannou, Director (Cyprus)	Accountant	Themistokli Dervi, 5 Elenion Building, 2nd floor, P.C. 1066 Nicosia, Cyprus

Stella Raouna, Director (Cyprus)	Accountant	Themistokli Dervi, 5 Elenion Building, 2nd floor, P.C. 1066 Nicosia, Cyprus

Directors and Officers of Altimo Holdings & Investments Ltd.

Name/Title/Citizenship	Principal Occupation	Business Address
Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial Holding S.A.	11 Boulevard Royale L-2449 Luxembourg

Georgia Karydes, Director (Cyprus)	Director, Feldmans Management (Overseas) Ltd.	6 Nikou Georgiou Street Block C, Office 704 Nicosia 1098, Cyprus

SCHEDULE 13D	Page 14 of 17

Olga Kichatova, Director (Russia)	Senior Financial Advisor, CTF Holdings Limited	6 Sechenovskiy Pereulok Building 3, Floor 3 119034 Moscow Russia

Leonid Reznikovich, Chief Executive Officer (Russia)	Chief Executive Officer, Altimo	11 Savvinskaya Nab., 119435 Moscow, Russia

Marina Kushnareva, Director (Russia)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2 4 Irish Place, Gibraltar

Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Marina Kushnareva, Director (Russia)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation	Business Address
Christian Rosenow, Director (Switzerland)	Financial Advisor	Talacker 35, 8001 Zurich, Switzerland

Dr. Norbert Seeger, Director (Liechtenstein)	Attorney, Arcomm Trust Company	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

Dr. Christian Zangerle, Director (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

SCHEDULE 13D	Page 15 of 17

Members of the Supervisory Board of the Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address
Peter Aven, Director (Russia)	President, OAO “Alfa-Bank”	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Alexander Fain, Director (Russia)	Chief Executive Officer, Alfa Eco LLC	21 Novy Arbat Street, 121019 Moscow, Russia

Mikhail Fridman, Director (Russia)	Chairman of the Board of Directors, OAO Alfa Bank	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Mikhail Gamzin, Director (Russia)	Director General, OAO “Russian Technologies”	3rd Golutvinsky Pereulok, 10 Building 6, 109180 Moscow, Russia

German Khan, Director (Russia)	Executive Director, TNK-BP Management	1, Arbat Street 119019 Moscow, Russia

Lev Khasis, Director (Russia)	Chief Executive Officer, X5 Retail Group N.V.	3 Red Square, 109012 Moscow, Russia

Alexander Kosiyanenko, Director (Russia)	Member of the Supervisory Board of X5 Retail Group N.V.	Apt. 421 Mozhayskoye shosse 2, B 121356 Moscow, Russia

Alexey Kuzmichev, Director (Russia)	Chairman of the Board of Directors, Alfa Eco LLC	21 Novy Arbat Street, 121019 Moscow, Russia

Nigel John Robinson, Director (United Kingdom)	Director of Corporate Development, Finance and Control, Alfa Group Consortium	6 Sechenovskiy Pereulok, Building 3, Floor 3, 119034, Moscow, Russia

Leonid Reznikovich, Director (Russia)	Chief Executive Officer, Altimo	11 Savvinskaya Nab., 119435 Moscow, Russia

Alexander Savin, Director (Russia)	Chief Executive Officer – Alfa Eco LLC	12 Krasnopresnenskaya Nab. International Trade Center 2, Entrance 7 123610 Moscow, Russia

To the best of the Reporting Persons’ knowledge:

(a)	None of the above persons hold any Shares of the Issuer.

SCHEDULE 13D	Page 16 of 17

(b)	None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares of the Issuer.

16

SCHEDULE 13D	Page 17 of 17

EXHIBIT INDEX

Exhibit A Joint Filing Agreement, dated as of November 10, 2006, by and among Sunbird Limited, Yieldcare Limited, Altimo Holdings & Investments Ltd., CTF Holdings Limited, and Crown Finance Foundation, incorporated herein by reference to Exhibit A to the statement on Schedule 13D/A filed with the Securities and Exchange Commission by Sunbird Limited, Yieldcare Limited, Altimo Holdings & Investments Ltd., CTF Holdings Limited, and Crown Finance Foundation on November 13, 2006.

Exhibit B Amendment to Loan Agreement, dated June 20, 2007, between Sunbird Limited and OAO “Alfa-Bank”.

Exhibit C Amendment to Pledge Agreement, dated June 20, 2007, between Sunbird Limited and OAO “Alfa-Bank”.

Exhibit D A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Amendment on behalf of Sunbird Limited, incorporated herein by reference to Exhibit D to the statement on Schedule 13D/A filed with the Securities and Exchange Commission by Sunbird Limited, Yieldcare Limited, Altimo Holdings & Investments Ltd., CTF Holdings Limited, and Crown Finance Foundation on November 13, 2006.

Exhibit E A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Amendment on behalf of Yieldcare Limited, incorporated herein by reference to Exhibit E to the statement on Schedule 13D/A filed with the Securities and Exchange Commission by Sunbird Limited, Yieldcare Limited, Altimo Holdings & Investments Ltd., CTF Holdings Limited, and Crown Finance Foundation on November 13, 2006.

Exhibit F A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Amendment on behalf of Crown Finance Foundation, incorporated herein by reference to Exhibit D to the statement on Schedule 13D/A filed with the Securities and Exchange Commission by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “ALTIMO”, Altimo Holdings & Investments Ltd., CTF Holdings Limited, and Crown Finance Foundation on August 15, 2006.

Exhibit B

Additional Agreement

to USD Loan AGREEMENT No 100130

of November 28, 2006

Moscow	June 20, 2007

This Additional Agreement to USD Loan Agreement No 100130 of November 28, 2006 (“the Agreement”) is made by and between OPEN JOINT-STOCK COMPANY “ALFA BANK” (OGRN 1027700067328), hereinafter referred to as “the Creditor”, represented by its Deputy Chairman of the Management Board V.V. Tatarchuk acting on the basis of Power of Attorney No 5/2724D of October 18, 2006, of the one party, and Sunbird Ltd. (Cyprus), hereinafter “the Borrower”, represented by Directors Ms. Stella Hiroditu and Mr. Kharalambos Mikhaelides, acting on the basis of the Charter, of the other party, hereinafter collectively referred to as “the Parties”:

1.	The Parties agree that clause 1.1 of the Agreement shall read as follows:
“1.1.	The Creditor shall provide to the Borrower a loan in the amount of USD 226,000,000.00 (Two hundred and twenty-six million), hereinafter “the Loan”, in accordance with the terms and provisions of the Agreement.

The loan shall be provided in two parts in accordance with the following schedule:

Disbursement Date	Amount (U.S. dollars)
«28» November 2006	195,000,000.00
«20» June 2007	31,000,000.00

Due repayment date: May 28, 2008

Purpose of the Loan: replenishment of working capital.”

2.	In all the other matters, the Parties shall be guided by the terms of the Agreement.
3.	This Additional Agreement becomes effective on the date of its execution by the authorized representatives of the Parties.
4.	This Additional Agreement shall be an integral part of the Agreement.
5.	This Additional Agreement is made in three (3) counterparts, one for the Borrower, and two for the Creditor, all counterparts having equal legal force and effect.

SIGNATURES OF THE PARTIES

CREDITOR	BORROWER
Deputy Chairman of the Management Board OAO “ALFA-BANK”	Director Sunbird Ltd. (Cyprus)

/s/ V.V. Tatarchuk (V.V. Tatarchuk)	/s/ Stella Hiroditu (Stella Hiroditu)

Deputy Chief Accountant OAO “ALFA-BANK”	Director Sunbird Ltd. (Cyprus)
/s/ E.I. Korsunova (E.I. Korsunova) locus sigilli	/s/ Kharalambos Mikhaelides (Kharalambos Mikhaelides) locus sigilli

Divisions	Division Manager		Date
	Name	Signature

Exhibit C

PLEDGE AGREEMENT AMENDMENT AGREEMENT

THIS AMENDMENT AGREEMENT (this “Amendment”), dated as of June 20, 2007, is made by Sunbird Limited, a company organized and existing under the laws of Cyprus (the “Pledgor”), and Open Joint-Stock Company “ALFA-BANK”, an open joint stock company organized and existing under the laws of the Russian Federation (the “Pledgee”).

PRELIMINARY STATEMENTS:

(1)    The Pledgor owns 10,731,707 (ten million seven hundred thirty one thousand seven hundred and seven) shares of common stock, par value $0.01 per share (the “Common Stock”), of Golden Telecom, Inc., a Delaware corporation.

(2)    The Pledgee, as lender, and Pledgor, as borrower, have entered into a loan agreement, dated November 28, 2006 (the “Original Loan Agreement”), pursuant to which the Pledgee has provided a loan in the amount of $195 million to the Pledgor.

(3)    Pursuant to a Pledge Agreement dated November 28, 2006, between the Pledgee and the Pledgor (the “Original Pledge Agreement”), the Pledgor has agreed to pledge 10,731,707 (ten million seven hundred thirty one thousand seven hundred and seven) shares of Common Stock (the “Pledged Shares”) to the Pledgee to secure the Pledgor’s obligations under the Original Loan Agreement.

1

(4)    Pursuant to an Amendment to the Original Loan Agreement, dated on or about the date hereof, between the Pledgee, as lender, and the Pledgor, as borrower, the Pledgor has agreed to increase the loan provided under the Original Loan Agreement by $31 million to a total loan amount of $226 million (the Original Loan Agreement as so amended, the “Amended Loan Agreement”).

(5)    The Pledgor and the Pledgee have agreed to amend the Original Pledge Agreement to provide that the security granted thereunder applies to total amount of the loan provided under the Amended Loan Agreement.

STATEMENT OF AGREEMENT:

NOW, THEREFORE, in consideration of these premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Pledgor and Pledgee hereby agree as follows:

SECTION 1. Definitions. Capitalized terms not defined in this Amendment shall have the meaning given to them in the Original Pledge Agreement.
SECTION 2. Amendments. The Original Pledge Agreement is hereby amended as follows:
(a) Section 2 of the Original Pledge Agreement is deleted in its entirety and replaced with the following:

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“SECTION 2 Security for Obligations. This Agreement secures the payment of the obligations of the Pledgor, now or hereafter existing, under the Amended Loan Agreement, whether for principal, interest, fees, expenses, or otherwise (all such obligations being the “Secured Obligations”). Without limiting the generality of the foregoing, this Agreement secures the payment of all amounts that constitute the Secured Obligations and would be owed by the Pledgor to the Pledgee under the Amended Loan Agreement but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization, or similar proceeding involving the Pledgor. Subject to Section 13 of this Agreement, should the Pledgor fail to timely perform the Secured Obligations, the Pledgee shall have the right to sell all or any part of the Collateral to any third person at its discretion and apply the proceeds towards the settlement of the overdue Secured Obligations in the order of their maturity.”

(b) In Section 6 of the Original Pledge Agreement, the numbers and letters “0 4 (a)” at the end of the last line shall be deleted and replaced with the words “Section 4(a)”. The Pledgee and Pledgor acknowledge and agree that such letters and numbers in the Original Pledge Agreement were incorrect and should be read to have been “Section 4(a)”.

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(c) In Section 7(a) of the Original Pledge Agreement, the words “Loan Agreement” in the first and second lines shall be deleted and replaced with the words “Amended Loan Agreement”.

SECTION 3. Notices under the Shareholders Agreement. Within three (3) Business Days of the execution of this Amendment, the Pledgor shall deliver to each of the other shareholder parties to the Shareholders Agreement (the “Non-Pledging Shareholders”), pursuant to Section 4.8(a) of the Shareholders Agreement, (i) written notice of this Amendment to the Original Pledge Agreement, which notice shall set forth the identity of the Pledgee, the amounts and terms of the Amended Loan Agreement being secured by the Amended Pledge Agreement, and the number of Pledged Shares, and (ii) a copy of this Amendment and Original Pledge Agreement.

SECTION 4. Cyprus Registration Requirement. The Pledgor shall, at its own expense, to the extent necessary or desirable under Cyprus law, cause the registration of the amended pledge created by this Amendment with the Registrar of Companies in Cyprus and provide the Pledgee with a document confirming that such registration has been duly obtained, apostiled and accompanied by a translation into Russian and certified by Russian notary public, within 42 days following date of this Agreement.

SECTION 5. Miscellaneous. (a) Except as expressly amended by this Amendment, the Original Pledge Agreement is in all respects ratified and confirmed and the terms, provisions, and conditions

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thereof are and shall remain in full force and effect. From and after the date hereof all references in the Original Pledge Agreement to the “Agreement” shall mean such agreement as amended by the terms hereof.

(b) This Amendment shall be governed by the laws of the State of New York, without reference to any conflicts of laws that would direct the application of the laws of any other jurisdiction.
(c) The provisions of Sections 15 and 19 of the Original Pledge Agreement shall be deemed to apply to this Amendment as if set out in full herein.

(d) This Amendment may be executed in two or more counterparts, and by the parties hereto on different counterparts; each counterpart will be considered an original but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the Pledgor and the Pledgee have caused this Amendment to be duly executed and delivered by their respective duly authorized representatives as of the date first above written.

SUNBIRD LIMITED		SUNBIRD LIMITED

By:	/s/ C. Michaelides
Name:	C. Michaelides
Title:	Director Sunbird Limited

By:	/s/ S. Herodotou
Name:	S. Herodotou
Title:	Director Sunbird Limited

OAO ALFA-BANK

By:	/s/ V.V. Tatarchuk
Name:	V.V. Tatarchuk
Title:	Deputy Chairman of the Executive
Board	“ALFA-BANK”

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